Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

AIRNET SYSTEMS, INC.,

AIRNET MANAGEMENT, INC.

MERCURY BUSINESS SERVICES, INC.,

ANDREW R. COOKE,

PETER G. SALISBURY

and

CHRISTOPHER F. VALENTE

Dated:  July 11, 2003

i

ii

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is dated as of the 11th day of July, 2003, by and among AirNet Systems, Inc., an Ohio corporation (“Seller”), AirNet Management, Inc., an Ohio corporation and wholly owned subsidiary of Seller (“AirNet Management”), Mercury Business Services, Inc., a Delaware corporation (“Buyer”), Andrew R. Cooke, a resident of the Commonwealth of Massachusetts and a shareholder of Buyer, Peter G. Salisbury, a resident of the Commonwealth of Massachusetts and a shareholder of Buyer, and Christopher F. Valente, a resident of the Commonwealth of Massachusetts and a shareholder of Buyer (Andrew R. Cooke, Peter G. Salisbury and Christopher F. Valente are referred to herein collectively as the “Shareholders” and individually as a “Shareholder”).  Seller, AirNet Management, Buyer and the Shareholders are referred to herein collectively as the “Parties” and individually as a “Party.”

WITNESSETH:

WHEREAS, Seller desires to sell, and Buyer desires to acquire, substantially all of the assets of Seller’s Mercury Business Services division, as described herein; and

WHEREAS, the Parties desire to effect such purchase and sale on the terms and conditions set forth herein; and

WHEREAS, AirNet Management owns certain Intellectual Property (as defined herein) included in the Purchased Assets (as defined herein) and desires to join this Agreement for the purpose of transferring such Intellectual Property to Buyer;

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.        Definitions.

(a)           The following terms, as used herein, shall have the meanings set forth below:

“Boston Lease” means that certain Lease Agreement dated November 26, 2002 between Seller, as tenant, and The Supreme Council of the Royal Arcanum, as landlord, relating to the premises located at 61 Batterymarch Street, Boston, Massachusetts 02110.

“Buyer Closing Documents” means those agreements, documents and certificates executed by Buyer or one or more of the Shareholders in connection with the transactions contemplated by this Agreement.

“Buyer Material Adverse Effect” means any change, circumstance or effect which, when considered either singly or in the aggregate together with all other changes, circumstances or effects, has a material and adverse effect on the business operations, assets, prospects, or condition, financial or otherwise, of a Buyer Party, or materially adversely effects the ability of a Buyer Party to perform any of such Buyer Party’s obligations under this Agreement or the Buyer Closing Documents.

“Buyer Parties” means Buyer and the Shareholders.

“Chicago Lease” means that certain Office Lease dated July 30, 1997, by and between Seller, as tenant, and 208 South LaSalle Associates, L.P., as landlord, as amended pursuant to that certain First Amendment to Lease Agreement, dated as of August 28, 2000, by and between Seller and LaSalle-Adams, L.L.C. (the successor in interest to 208 South LaSalle Associates, L.P.), relating to the premises located at 208 South LaSalle Street, Chicago, Illinois 60604.

“Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Governing Documents” means with respect to a Person (a) its articles or certificate of incorporation; (b) its bylaws or code of regulations; (c) all equityholders’ agreements, voting agreements, voting trust agreements or other agreements or documents relating to the organization, management or operation of such Person or relating to the rights, duties and obligations of the equityholders of such Person; and (d) any amendment or supplement to any of the foregoing.

“Governmental Body” means any federal, state, local or municipal governmental or regulatory authority, agency or commission, including courts and other tribunals.

“Knowledge” means actual knowledge of a Person.

“Legal Requirement” means any federal, state, local or municipal constitution, law, ordinance, regulation or statute.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before any Governmental Body or arbitrator.

“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Seller Closing Documents” means those agreements, documents and certificates executed by Seller in connection with the transactions contemplated by this Agreement.

“Seller Material Adverse Effect” means any change, circumstance or effect which, when considered either singly or in the aggregate together with all other changes, circumstances or effects, has a material and adverse effect on the business, operations, assets, prospects or condition, financial or otherwise, of the Mercury Business, or materially and adversely affects the ability of the Seller Parties to perform any of their obligations under this Agreement or the Seller Closing Documents.

“Seller Parties” means Seller and AirNet Management.

“Tax” means any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

(b)           The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Section	Term	Section
“AirNet Management”	Recitals	“Mercury Business”	2.01
“Allocation Schedule”	3.05	“Mercury Software”	2.01(d)
“Accounting Referee”	2.06(c)	“Net Asset Value”	2.05
“Assignment and Assumption Agreement”	3.03(b)	“Parties”	Recitals
“Assumed Contracts”	2.01(h)	“Post-Closing Tax Period”	7.09(c)
“Bill of Sale”	3.03(a)	“Pre-Closing Tax Period”	7.09(c)
“Boston Landlord”	7.16	“Premises”	7.16
“Buyer”	Recitals	“Promissory Note”	2.07(b)
“Buyer’s Plan”	7.10(e)	“Purchase Price”	2.05
“Closing”	3.01	“Purchase Price Adjustment”	2.06(b)
“Closing Date”	3.02	“Purchased Assets”	2.01
“Code”	3.05	“Receiving Party”	7.11(a)
“Confidential Information”	7.11(a)	“Renovations Payment”	7.16
“Direct Claims”	11.01	“SEC”	4.09(a)
“Disclosing Party”	7.11(a)	“Security Agreement”	2.07(b)
“Equiserve”	2.09(b)	“Seller”	Recitals
“Estimated Closing Balance Sheet”	2.06(a)	“Seller Disclosure Documents”	4.09(a)
“Exchange”	2.07(c)	“Seller Indemnified Parties”	11.04
“Excluded Liabilities”	2.03	“Seller Plans”	7.10(d)
“Final Closing Balance Sheet”	2.06(b)	“Shareholders”	Recitals
“GAAP”	2.01	“Shareholder Shares”	2.08
“Guaranty”	2.07(b)	“Shares”	2.07(c)
“Health Plan”	7.10(d)	“Tender Date”	2.08
“Health Plan Extension”	7.10(d)	“Tender Notice”	2.08

“Hired Employees”	7.10(a)	“Third-Party Claim”	11.01
“Indemnified Person”	11.06(a)	“Transferred Employees”	7.10(a)
“Indemnifying Person”	11.06(a)	“Trademark Assignment”	3.03(m)
“Intellectual Property”	2.01(d)	“Transferred Employees”	7.10(a)
“Information Technology Agreement”	7.14	“Vacation Time”	7.10(b)
“Lease Assignments”	3.03(i)	“Vacation Time Schedule”	7.10(b)
“Licenses and Permits”	2.01(f)	“401(k) Plan”	7.10(d)
“Losses”	11.01	“401(k) Valuation Date”	7.10(e)

Section 1.02.        Interpretation.  The definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation” even if not followed actually by such phrase unless the context expressly provides otherwise.  Unless otherwise defined, terms defined in this Agreement shall have the same meanings when used in any Exhibit or Schedule.

ARTICLE II

PURCHASE AND SALE

Section 2.01.        Purchase and Sale of Purchased Assets.  Subject to the terms and conditions of this Agreement, Buyer hereby agrees to purchase from the Seller Parties at the Closing, and the Seller Parties hereby agree to sell, transfer, convey and deliver to Buyer, all of the Seller Parties’ right, title and interest in and to the assets, tangible or intangible, used exclusively in the business currently conducted by Seller under the name “Mercury Business Services” which consists of providing customized express delivery services to customers located in and around Boston, Massachusetts, Chicago, Illinois, New York City, and Providence, Rhode Island, including retrieving packages from customer locations; determining cost/routing/carrier alternatives to meet a customers’ shipping needs; developing and providing software and database management programs to customers; and sorting, labeling and aggregating customer shipments (all of the foregoing being referred to as the “Mercury Business”), including the following assets (collectively, the “Purchased Assets”):

(a)           Tangible Personal Property.  All tangible personal property of every kind and nature used exclusively in the Mercury Business, including all furniture, fixtures, machinery, vehicles, and owned or licensed computer systems and equipment, including the personal property listed in Schedule 2.01(a).

(b)           Inventory.  All inventories of supplies, office supplies, maintenance and shop supplies and other disposables that are used exclusively in connection with the operation of the Mercury Business and that are existing on the Closing Date, the current categories and amounts of which are set forth on Schedule 2.01(b).

(c)           Accounts Receivable.  All accounts, notes, receivables and other rights to receive money (excluding cash) arising out of or relating to the operation of the Mercury Business, including all those categories and classes of accounts receivable listed on Schedule 2.01(c).

(d)           Intellectual Property.  All intellectual property related exclusively to the Mercury Business, including the computer software code (in both source code and object code formats) developed solely for the Mercury Business by employees of the Mercury Business and/or independent contractors on behalf of any Seller Party or the Mercury Business (the “Mercury Software”) and all other computer programs, patents, trademarks, trade names, domain names, service marks, logos, trade secrets, copyrights and proprietary information, all applications and registrations therefor, and licenses thereof, pursuant to which the Seller Parties have any right to the use or benefit of, or other rights with respect to, any of the foregoing (collectively, the “Intellectual Property”), including the items identified on Schedule 2.01(d).

(e)           Books and Records.  All of the books, records, forms and files relating to the operation of the Mercury Business, but excluding records reflecting the operations of Seller as a whole.

(f)            Licenses and Permits.  All licenses, permits, certificates, franchises, registrations, authorizations, filings, consents and other indicia of authority issued by a Governmental Body related exclusively to the operation of the Mercury Business (collectively, the “Licenses and Permits”), including the Licenses and Permits identified on Schedule 2.01(f).

(g)           Prepaid Expenses and Deposits.  All prepaid expenses and all deposits held by Seller exclusively in connection with the Mercury Business, including the prepaid expenses and deposits identified on Schedule 2.01(g).

(h)           Assumed Contracts.  All of Seller’s rights under all customer and other contracts and agreements related exclusively to the operation of the Mercury Business (collectively, the “Assumed Contracts”), including the Assumed Contracts identified on Schedule 2.01(h).

(i)            Lists.  All customer, distributor, supplier and marketing lists, e-mail address lists, and telephone and facsimile numbers used exclusively in the operation of the Mercury Business.

(j)            Goodwill.  All goodwill of the Mercury Business.

For purposes of more fully identifying the assets to be purchased hereunder, the Purchased Assets shall include all assets which exist on the Closing Date of the types listed on the Balance Sheet of the Mercury Business (excluding cash) as of March 31, 2003 attached hereto as Exhibit A, which Seller represents has been prepared by Seller in accordance with generally accepted accounting principles for financial reporting in the United States (“GAAP”) applied on a consistent basis.  The Shareholders have cooperated with Seller in the preparation of the balance sheet attached hereto as Exhibit A and all financial information provided by the Shareholders to Seller in connection therewith was prepared by the Shareholders in accordance with GAAP applied on a consistent basis.

Section 2.02.        Assumed Contracts.  Buyer hereby agrees to perform and discharge all Liabilities of Seller required to be performed or discharged after the Closing Date under the Assumed Contractsarising after the Closing Date, solely to the extent that such Liabilities arise out of actions that take place after the Closing and expressly excluding any Liabilities arising out of defaults under or of breaches of the Assumed Contracts which existed (or the basis for which existed) on or prior to Closing.  In order to implement Seller’s agreement to compensate Buyer for the Vacation Time in accordance with Section 7.10(b), the Purchase Price shall be reduced by the aggregate value of the Vacation Time, and Buyer shall perform and discharge all Liabilities of Seller to the Hired Employees solely with respect to the Vacation Time.

Section 2.03.        Excluded Liabilities.  Except for the Liabilities for the Assumed Contracts and the Vacation Time as set forth in Section 2.02, Buyer shall have no obligation to assume any Liability of Seller (all such Liabilities and obligations not being assumed hereunder are referred to as the “Excluded Liabilities”).

Section 2.04.        Excluded Assets.  Buyer expressly understands and agrees that all cash generated from or relating to the operation of the Mercury Business on or prior to the Closing Date shall be excluded from the Purchased Assets.

Section 2.05.        Consideration.  In consideration for the sale, transfer and delivery of the Purchased Assets by Seller and AirNet Management to Buyer, Buyer shall assume the Assumed Contracts in accordance with Section 2.02 and shall pay to Seller an amount (the “Purchase Price”) equal to: (a) the sum of the book value of the Purchased Assets less accumulated depreciation (the “Net Asset Value”) as set forth on the Estimated Closing Balance Sheet; plus (b) One Hundred Thousand Dollars ($100,000); and minus (c) two percent (2%) of the amount of Accounts Receivable set forth on the Estimated Closing Balance Sheet.  The Purchase Price shall be rounded to the nearest $1,000 and adjusted following the Closing in accordance with Section 2.06.

Section 2.06.        Estimated Closing Balance Sheet and Purchase Price Adjustment.

(a)           No less than two (2) business days prior to the Closing Date, Seller shall deliver to Buyer a balance sheet reflecting its good faith estimate of the assets and liabilities of the Mercury Business as of the Closing Date (the “Estimated Closing Balance Sheet”).  The Estimated Closing Balance Sheet shall be prepared by Seller in accordance with GAAP applied on a consistent basis.  The Shareholders agree to cooperate with Seller to the extent requested in preparing the Estimated Closing Balance Sheet, and all financial information provided by the Shareholders incidental thereto shall be prepared by the Shareholders in accordance with GAAP applied on a consistent basis.

(b)           Within thirty (30) business days following the Closing Date, Buyer shall deliver to Seller a balance sheet reflecting the assets and liabilities of the Mercury Business as of the Closing Date (the “Final Closing Balance Sheet”).  The Final Closing Balance Sheet shall be prepared by Buyer in accordance with GAAP applied on a consistent basis and shall contain the same classifications of assets and liabilities as used in the preparation of the Estimated Closing Balance Sheet.  Seller agrees to cooperate with Buyer to the extent requested in preparing the Final Closing Balance Sheet, and all financial information provided by Seller incidental thereto shall be prepared by Seller in accordance with GAAP applied on a consistent basis.  In addition, Buyer shall deliver to Seller with the Final Closing Balance Sheet, a calculation of the amount determined by subtracting the Net Asset Value of the Purchased Assets as set forth on the Final Closing Balance Sheet from the Net Asset Value of the Purchased Assets as set forth on the Estimated Closing Balance Sheet (the “Purchase Price Adjustment”).  If the Purchase Price Adjustment is positive, Seller shall pay the Purchase Price Adjustment to Buyer.  If the Purchase Price Adjustment is negative, Buyer shall pay the Purchase Price Adjustment to Seller.  Payment of the Purchase Price Adjustment by Buyer or Seller, as the case may be, shall be in cash and shall be made within forty-five (45) business days following the Closing Date, subject to the dispute procedure set forth in Section 2.06(c).

(c)           In the event that Seller disagrees with the Final Closing Balance Sheet or Buyer’s calculation of the Purchase Price Adjustment, Seller may, within ten (10) business days after delivery of the Final Closing Balance Sheet, deliver a written notice to Buyer disagreeing with such calculation and setting forth Seller’s calculation of the items and/or amounts set forth on the Final Closing Balance Sheet. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in the Final Closing Balance Sheet.  During the ten (10) business days following timely delivery of any notice of disagreement, the Parties shall use their best efforts to reach agreement on the disputed items or amounts.  If during such period the Parties are unable to reach agreement, they shall promptly thereafter cause an accounting firm mutually selected by Buyer and Seller (the “Accounting Referee”) to determine the disputed items or amounts (and only such items or amounts).  The Accounting Referee shall deliver to the Parties, as promptly as practicable, a report setting forth its calculation of the disputed items or amounts and a calculation of the Purchase Price Adjustment based thereon and on the undisputed items and amounts.  Such report and calculation of the Purchase Price Adjustment shall be final and binding upon the Parties and the Purchase Price Adjustment shall be paid within ten (10) business days following the delivery of the Accounting Referee’s report.  The cost of the review and report of the Accounting Referee shall be borne equally between Buyer and Seller.

Section 2.07.        Payment of Purchase Price.  At the Closing, the Purchase Price (less any amounts credited against the Purchase Price pursuant to Section 2.08 and less the aggregate value of the Vacation Time as set forth in the Vacation Time Schedule) shall be delivered by the Buyer Parties to Seller and shall consist of a combination of the following, as determined by the Buyer Parties:

(a)           cash in immediately available funds by wire transfer to the account of Seller, the wire transfer instructions for which Seller shall provide to Buyer no later than two (2) business days prior to the Closing Date;

(b)           a promissory note made by Buyer and payable to Seller substantially in the form of Exhibit B (the “Promissory Note”); provided, however, that the original principal amount of the Promissory Note shall not exceed forty percent (40%) of the total Purchase Price and Buyer’s obligations under the Promissory Note shall be guaranteed by each of the Shareholders pursuant to the form of Unconditional Guaranty attached hereto as Exhibit C (the “Guaranty”) and Buyer’s obligations under the Promissory Note shall be secured by the Purchased Assets pursuant to the form of Security Agreement attached hereto as Exhibit D (the “Security Agreement”); and

(c)           a number of common shares of Seller (“Shares”) owned (of record or beneficially) solely by a Shareholder or by a trust for the benefit of a Shareholder (such Shares referred to as the “Shareholder Shares”) tendered by the Shareholders at Closing and accepted by Seller in accordance with the procedures set forth in Section 2.09, the value of each such Shareholder Share to be equal to the average closing price of the Shares on the New York Stock Exchange (the “Exchange”) on the third, fourth and fifth business days prior to the Closing Date, the aggregate value of the Shareholder Shares so tendered to be credited against the Purchase Price.

Section 2.08.        Tender of Shares Prior to Closing.  One or more of the Shareholders may, at any one time no later than five (5) business days prior to the Closing Date, notify Seller in writing (the “Tender Notice”) that he wishes to tender to Seller a specified number of Shareholder Shares.  The Tender Notice shall be sent by such Shareholder(s) and received by Seller no later than 5:00 p.m. on the date of the Tender Notice (the “Tender Date”).  On the first business day following the Tender Date, the Shareholder(s) shall tender the Shareholder Shares to Seller and Seller shall accept delivery of the Shareholder Shares, all in accordance with the procedures set forth in Section 2.09.  The value of each Shareholder Share tendered pursuant to this Section 2.08 shall be equal to the closing price of the Shares on the Exchange on the Tender Date.  As directed by the selling Shareholder in the Tender Notice, the aggregate value of the Shareholder Shares tendered to Seller shall be (i) retained by Seller and credited against the Purchase Price or (ii) promptly paid by Seller directly to the selling Shareholder.

Section 2.09.        Tender Procedures .  The procedures set forth in this Section 2.09 shall govern the tender and acceptance of Shareholder Shares pursuant to Section 2.07(c) and Section 2.08.

(a)           With respect to Shareholder Shares to be tendered in certificate form, the selling Shareholder shall deliver such share certificates duly endorsed or accompanied by a duly executed stock transfer power (in a form reasonably acceptable to the Seller) for transfer to Seller.

(b)           With respect to Shareholder Shares to be tendered electronically, each Shareholder desiring to tender his Shareholder Shares shall execute and deliver an instruction letter (the form of which to be specified by the broker) directing his broker to tender a number of Shareholder

Shares held by such broker for the Shareholder’s account to Equiserve Trust Company N.A., the Seller’s transfer agent (“Equiserve”) and shall provide a copy of such instruction letter to Seller.  Seller shall authorize its transfer agent to accept such Shareholder Shares and provide a receipt to the selling Shareholder(s) evidencing the same.  Seller shall not be obligated to credit the value of any Shareholder Shares tendered by the Shareholders against payment of the Purchase Price or pay the Shareholder the value of the Shareholder Shares they may tender to Seller prior to the Closing unless and until Seller receives evidence from Equiserve of the electronic transfer of such Shareholder Shares from the Shareholders to Seller and Seller shall use its best efforts to obtain such evidence from Equiserve on the date the Shareholder Shares are tendered.

ARTICLE III

CLOSING

Section 3.01.        Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio 43215 at 10:00 a.m. (local time) on August 1, 2003, unless another location or date is agreed to in writing by the Parties; provided, that all of the conditions precedent to Closing set forth in Article VIII and Article IX have been satisfied or waived.

Section 3.02.        Closing Date; Possession.  The date of the Closing is referred to herein as the “Closing Date.”  Possession and operating control of the Purchased Assets shall be delivered by Seller to Buyer immediately following the Closing, effective as of 11:59 p.m. Eastern time on the Closing Date.

Section 3.03.        Closing Deliveries of the Seller Parties.  At the Closing, one or both of the Seller Parties (as appropriate) shall deliver to Buyer the following:

(a)           a bill of sale substantially in the form attached hereto as Exhibit E (the “Bill of Sale”), executed by Seller;

(b)           an assignment and assumption agreement substantially in the form attached hereto as Exhibit F (the “Assignment and Assumption Agreement”), executed by Seller;

(c)           such other bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and executed by Seller and/or AirNet Management, as appropriate;

(d)           a certificate executed by the Seller Parties as to the accuracy of their respective representations and warranties as of the Closing Date in accordance with Section 8.01 and as to their compliance with and performance of their respective covenants and obligations to be complied with or performed at or prior to the Closing in accordance with Section 8.02;

(e)           a certificate of the Secretary of Seller certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Seller, certifying and attaching all requisite resolutions or actions of Seller’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and certifying the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the transactions contemplated by this Agreement;

(f)            a certificate of the Secretary of AirNet Management certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of AirNet Management,

certifying and attaching all requisite resolutions or actions of AirNet Management’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and certifying the incumbency and signatures of the officers of AirNet Management executing this Agreement and any other document relating to the transactions contemplated by this Agreement;

(g)           a good standing certificate for each of the Seller Parties issued by the Secretary of State of the State of Ohio no more than five days prior to the Closing Date;

(h)           the Information Technology Agreement executed by Seller;

(i)            assignments of each of the Boston Lease and the Chicago Lease (collectively, the “Lease Assignments”), each executed by Seller in its capacity as assignor and the respective landlord;

(j)            with respect to Shareholder Shares tendered to Seller electronically pursuant to Section 2.07(c), the receipt and evidence from Equiserve specified in Section 2.09(b);

(k)           the Allocation Schedule pursuant to Section 3.05;

(l)            the Vacation Time Schedule pursuant to Section 7.10(b); and

(m)          an assignment and assumption agreement with respect to Seller’s application with the U.S. Trademark Office for the trademark “Mercuryship” in the form attached hereto as Exhibit G (the “Trademark Assignment”), executed by Seller.

Section 3.04.        Closing Deliveries of the Buyer Parties.    At the Closing, the Buyer Parties shall deliver to Seller the following:

(a)           the Purchase Price calculated in accordance with Section 2.05, delivered to Seller in accordance with Section 2.07 (including delivery of the Promissory Note, the Guaranty, and the Security Agreement);

(b)           the Assignment and Assumption Agreement, executed by Buyer;

(c)           a certificate executed by each Buyer Party to the accuracy of such Buyer Party’s representations and warranties as of the Closing Date in accordance with Section 9.01 and as to such Buyer Party’s compliance with and performance of its or his covenants and obligations to be complied with or performed at or prior to the Closing in accordance with Section 9.02;

(d)           a certificate of the Secretary of Buyer certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Buyer, certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and certifying the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to the transactions contemplated by this Agreement;

(e)           the Information Technology Agreement executed by Buyer;

(f)            the Lease Assignments, each executed by Buyer in its capacity as assignee;

(g)           with respect to Shareholder Shares tendered pursuant to Section 2.07(c), the stock certificates, stock transfer power(s) and instruction letter(s), as applicable, specified in Section 2.09; and

(h)           the Trademark Assignment, executed by Buyer.

Section 3.05.        Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets and Seller’s agreement not to compete with Buyer (as provided in Section 6.06(a)) in the manner set forth on a schedule in form and substance to be mutually agreed upon by the parties and delivered by the Seller Parties at the Closing (the “Allocation Schedule”).  The Allocation Schedule shall be prepared in accordance with the rules under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder.  The Parties agree to act in accordance with the computations and allocations contained in the Allocation Schedule in any relevant Tax Returns or filings (including Form 8594 and any other forms or reports to be filed pursuant to Section 1060 of the Code, the Treasury Regulations promulgated thereunder or any provisions of local, state and foreign Tax law), and to cooperate in the preparation of any such forms and to file such forms in the manner required by applicable Legal Requirements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES

Seller Parties hereby represent and warrant to the Buyer Parties as follows:

Section 4.01.        Due Organization; Authority; Enforceability.  Each Seller Party is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio.  Each Seller Party has the corporate power and authority to conduct its business as it is now being conducted, and to own and/or use its assets as they are currently owned and used.  The execution, delivery and performance of this Agreement and the Seller Closing Documents by the Seller Parties have been duly authorized by all necessary corporate action.  This Agreement constitutes the legal, valid and binding obligation of the Seller Parties, enforceable against each Seller Party in accordance with its terms.  Each of the Seller Closing Documents, upon the execution and delivery thereof shall constitute the legal, valid and binding obligation of the applicable Seller Party, enforceable against such Seller Party in accordance with its respective terms.

Section 4.02.        No Conflict.

(a)           Neither the execution and delivery of this Agreement or any of the Seller Closing Documents by the Seller Parties nor the consummation or performance of any of the transactions or obligations contemplated hereby or thereby, shall (with or without notice or lapse of time or both):

(i)  breach or conflict with any provision of the Governing Documents of either Seller Party or any resolution adopted by the shareholders or board of directors of either Seller Party;

(ii)  violate any Legal Requirement or any Order to which a Seller Party or any of the Purchased Assets may be subject the violation of which is reasonably likely to have a Seller Material Adverse Effect;

(iii)  result in a breach or violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any of the Licenses and Permits, the effect of which is reasonably likely to have a Seller Material Adverse Effect;

(iv)  result in the imposition or creation of any Encumbrance upon or with respect to any of the Purchased Assets; or

(v)  breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to cancel, terminate or modify, any contract, agreement, instrument, lease, license, arrangement or understanding to which a Seller Party is a party or to which any of its properties or assets may be subject, the effect of which is reasonably likely to have a Seller Material Adverse Effect.

(b)           Except as set forth on Schedule 4.02, no Seller Party is required to give any notice to or obtain any consent from any Person (including any Governmental Body) in connection with the execution and delivery of this Agreement or the Seller Closing Documents or the consummation or performance of any of the transactions or obligations contemplated hereby or thereby, except where the failure to give such notice or to obtain such consent is not reasonably likely to have a Seller Material Adverse Effect.

Section 4.03.        Title to Purchased Assets.  The Seller Parties own good and transferable title to the tangible personal property included in the Purchased Assets, and have the power to sell and transfer to Buyer all the Seller Parties’ right, title and interest in and to the Purchased Assets (other than the Mercury Software) free and clear of any Encumbrances other than those identified on Schedule 4.03.  Except as set forth on Schedule 4.03, there are no, and at the time of transfer of the Purchased Assets from the Seller Parties to Buyer, there shall not be, any contracts, agreements or understandings to which a Seller Party is a party relating to the sale, transfer, pledge or other encumbrance of the Purchased Assets.  Notwithstanding anything in this Agreement to the contrary, (a) with respect to the Mercury Software, (i) the Seller Parties hereby quitclaim all of their right, title and interest in and to the Mercury Software to Buyer, or (ii) to the extent the Seller Parties do not have title to the Mercury Software, the Seller Parties hereby quitclaim to Buyer a royalty-free, non-exclusive, perpetual license to use, distribute, reproduce, modify and prepare derivative works of the Mercury Software, with full rights to authorize others to do the same, in all cases subject to any overriding obligations imposed by the licensor of any computer software of which the Mercury Software is a derivative work, which underlies the Mercury Software or with which the Mercury Software otherwise relates (“Related Software”), and (b) no license to any Related Software is included in the Purchased Assets and, in the event that any Related Software is required for possession and/or beneficial use of the Mercury Software, Buyer shall, if and as determined by Buyer, be responsible for obtaining a license to the Related Software.  NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THE SELLER PARTIES MAKE NO WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE MERCURY SOFTWARE, WHICH IS SOLD OR PROVIDED “AS IS” AND THE SELLER PARTIES EXPRESSLY DISCLAIM ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AS WELL AS ALL WARRANTIES OF GOOD TITLE, FREEDOM FROM ENCUMBRANCE OR FREEDOM FROM INFRINGEMENT WITH RESPECT TO THE MERCURY SOFTWARE.

Section 4.04.        Assumed Contracts; No Defaults.  Except as set forth on Schedule 4.04, each of the Assumed Contracts is (a) in full force and effect and is valid and enforceable against Seller and, to the Knowledge of Seller, each other party thereto in accordance with its terms; and (b) is assignable by Seller to Buyer without the consent of any other Person.  To the Knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time or both) may contravene, conflict with or result in a breach of, or give Seller or another Person the right to declare a default or exercise any remedy under, or to cancel, terminate or modify any Assumed Contract.  Except as set forth in Schedule 4.04, Seller and, to the Knowledge of Seller, each other party to an Assumed Contract is in compliance with the applicable terms and requirements of such Assumed Contract.  Seller has not given to or received from any other Person any notice (whether oral or written) regarding any alleged violation or breach of, or default under, any provision of any Assumed Contract.  Seller has not assigned or otherwise transferred any of its rights or obligations under any of the Assumed Contracts.

Section 4.05.        Taxes.  Seller has timely filed all Tax Returns with respect to all Taxes required to be filed with the appropriate Governmental Body through the date hereof, and shall timely file all such material Tax Returns required to be filed on or before the Closing Date.   Such Tax Returns are and will be true, correct and complete in all material respects.  Seller has paid and discharged all material Taxes due from it, other than such Taxes that are adequately reserved against as shown on Seller’s financial statements.  Neither the Internal Revenue Service nor any other Governmental Body has asserted, is now asserting or, to the Knowledge of Seller, is threatening to assert against Seller any deficiency or claim for additional Taxes in excess of $10,000.  There are no unexpired waivers by Seller of any statute of limitations with respect to Taxes.  The accruals and reserves for Taxes reflected in Seller’s financial statements are adequate for the periods covered.  Seller has withheld or collected and paid over to the appropriate Governmental Bodies or is properly holding for such payment all material Taxes required by applicable Legal Requirements to be withheld or collected.  There are no liens for Taxes upon the Purchased Assets, other than liens for current Taxes not yet due and payable.  Without limiting the foregoing, the Purchased Assets shall not be subject to any liens under Chapter 62C, Section 51 of Mass. Gen. Laws by reason of the transactions contemplated by this Agreement, nor shall such transactions result in any liability to Buyer under Chapter 62C, Section 44 of Mass. Gen. Laws.

Section 4.06.        Compliance With Legal Requirements; Licenses and Permits.

(a)           Except as set forth in Schedule 4.06, to the Knowledge of the Seller Parties, the Seller Parties are, and at all times have been, in compliance in all material respects with each Legal Requirement that is or was applicable to the conduct or operation of the Mercury Business or the ownership or use of any of the Purchased Assets.  To the Knowledge of the Seller Parties, no Seller Party has received any notice (whether oral or written) from any Governmental Body regarding any actual or alleged violation of, or failure to comply with, any Legal Requirement applicable to the conduct or operation of the Mercury Business or the ownership or use of any of the Purchased Assets.

(b)           The Licenses and Permits identified on Schedule 2.01(f) constitute all of the governmental authorizations reasonably necessary to permit Seller to lawfully conduct and operate the Mercury Business in the manner in which it currently conducts and operates the Mercury Business and to permit Seller to own and use the Purchased Assets in the manner in which it currently owns and uses the Purchased Assets.  Each of the Licenses and Permits identified on Schedule 2.01(f) is valid and in full force and effect.

Section 4.07.        Legal Proceedings.  Except as set forth in Schedule 4.07, there is no Proceeding pending against or, to the Knowledge of the Seller Parties, threatened against the Seller Parties: (a) that relates to or may affect the Mercury Business or the Purchased Assets and which, individually or in the aggregate, would reasonably be likely to result in a uninsured liability in excess of $10,000; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

Section 4.08.        Intellectual Property.  Except as set forth on Schedule 4.08 and except for the Mercury Software (which is discussed in Section 4.03), (a) the Seller Parties own or possess adequate licenses or other rights to use all of the Intellectual Property; (b) there is no Intellectual Property necessary for or used in connection with the Mercury Business as currently conducted which is not owned or possessed by the Seller Parties; and (c) to the Knowledge of the Seller Parties, no claim has been asserted challenging the validity of any of the Intellectual Property; and (d) the conduct of the Mercury Business as currently conducted, to the Knowledge of the Seller Parties, does not conflict in any material way with any patent, patent right, license, trademark, trademark right, trade name, trade name right, service mark or copyright of any other Person.  To the Knowledge of the Seller Parties, there are no material infringements of any Intellectual Property owned by or licensed by or to the Seller Parties.

Section 4.09.        Seller Disclosure Documents.

(a)           Seller has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2000 (collectively, the “Seller Disclosure Documents”).  The Seller Disclosure Documents and any forms, reports and documents filed by Seller with the SEC after the date of this Agreement but prior to the Closing Date, (i) were prepared, or will be prepared, in accordance with the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, as the case may be, and complied, or will comply, in all material respects with the rules and regulations thereunder and (ii) did not at the time they were filed, or will not at the time they are filed, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements (including any notes thereto) contained in Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, were prepared in accordance with GAAP and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Seller and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein.

Section 4.10.        Brokers or Finders.  Neither Seller nor any of its Representatives has incurred any obligation or Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller Parties as follows:

Section 5.01.        Due Organization; Authority; Enforceability .  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has the corporate power and authority to conduct its business as it is now conducted, to own or use the properties and assets it purports to own or use.  The execution, delivery and performance of this Agreement and the Buyer Closing Documents by Buyer have been duly authorized by all necessary corporate action.  This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  Each of the Buyer Closing Documents, upon the execution and delivery thereof, shall constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms.

Section 5.02.        No Conflict.

(a)           Neither the execution and delivery of this Agreement or any of the Buyer Closing Documents by Buyer nor the consummation or performance of any of the transactions or obligations contemplated hereby or thereby, shall, directly or indirectly (with or without notice or lapse of time or both):

(i)            breach or conflict with any provision of the Governing Documents of Buyer or any resolution adopted by the shareholders or board of directors of Buyer;

(ii)           violate any Legal Requirement or any Order to which Buyer or any of its assets may be subject which is reasonably likely to have a Buyer Material Adverse Effect;

(iii)          breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to cancel, terminate or modify, any contract, agreement, instrument, lease, license, arrangement or understanding to which Buyer is a party or to which Buyer’s properties or assets may be subject, the effect of which is reasonably likely to have a Buyer Material Adverse Effect; or

(b)           Buyer is not required to give any notice to or obtain any consent from any Person (including any Governmental Body) in connection with the execution and delivery of this Agreement or the Buyer Closing Documents or the consummation or performance of any of the transactions or obligations contemplated hereby or thereby, except where the failure to give such notice or to obtain such consent is not reasonably likely to have a Buyer Material Adverse Effect.

Section 5.03.        Legal Proceedings.  There is no Proceeding pending against or, to the Knowledge of Buyer, threatened against Buyer, including any Proceeding that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement.

Section 5.04.        Brokers or Finders.  Neither Buyer nor any of its Representatives have incurred any obligation or Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder, acting in his own individual capacity, hereby represents and warrants to the Seller Parties as follows:

Section 6.01.        Capacity; Enforceability.  Each Shareholder has the legal capacity to enter into this Agreement and the Seller Closing Documents to which he is a party and to perform his obligations hereunder and thereunder.  This Agreement constitutes the legal, valid and binding obligation of each Shareholder, enforceable against him in accordance with its terms.  Each of the Buyer Closing Documents, upon the execution and delivery thereof, shall constitute the legal, valid and binding obligation of each Shareholder, enforceable against him in accordance with its respective terms.

Section 6.02.        No Conflict.

(a)           Neither the execution and delivery of this Agreement or any of the Buyer Closing Documents by a Shareholder nor the consummation or performance of any of the transactions or obligations contemplated hereby or thereby, shall, directly or indirectly (with or without notice or lapse of time or both):

(i)            violate any Legal Requirement or any Order to which a Shareholder or any of his assets may be subject which is reasonably likely to have a Buyer Material Adverse Effect;

(ii)           breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to cancel, terminate or modify, any contract, agreement, instrument, lease, license, arrangement or understanding to which a Shareholder is a party or to which a Shareholder’s properties or assets may be subject, the effect of which is reasonably likely to have a Buyer Material Adverse Effect; or

(b)           No Shareholder is required to give any notice to or obtain any consent from any Person (including any Governmental Body) in connection with the execution and delivery of this Agreement or the Buyer Closing Documents or the consummation or performance of any of the transactions or obligations contemplated hereby or thereby, except where the failure to give such notice or to obtain such consent is not reasonably likely to have a Buyer Material Adverse Effect.

Section 6.03.        Title to Shareholder Shares.  The Shareholder Shares to be tendered by each Shareholder to Seller pursuant to Section 2.07(c) and Section 2.08 shall be owned on the date tendered (of record or beneficially) solely by such Shareholder or by a trust for the benefit of such Shareholder free and clear of any and all Encumbrances other than restrictions on transfer imposed under federal and state securities laws.  Any Shareholder tendering Shares to Seller pursuant to Section 2.07(c) or Section 2.08 shall have the full and unrestricted right, power and authority to transfer such Shares to Seller at the time of such transfer.  There are no, and at the time of transfer of the Shareholder Shares from each Shareholder to Seller, there shall not be, any contracts, agreements or understandings to which a selling Shareholder is a party relating to the sale, transfer, pledge or other encumbrance of the Shareholder Shares transferred to Seller.

Section 6.04.        Legal Proceedings.  There is no Proceeding pending against or, to the Knowledge of the Shareholders, threatened against a Shareholder, including any Proceeding that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS

Section 7.01.        Operation of the Mercury Business.  The Parties acknowledge and agree that the Shareholders have been responsible for the day-to-day operation of the Mercury Business since it was acquired by Seller from Andrew R. Cooke and Peter G. Salisbury on August 10, 1998 and that the Shareholders shall continue to operate the Mercury Business until the Closing.  Therefore, between the date of this Agreement and through the Closing, the Shareholders shall:  (a) conduct the Mercury Business in the ordinary course of business consistent with past practices; (b) not purchase, dispose or otherwise encumber any assets on behalf of the Mercury Business in excess of $5,000; (c) use commercially reasonable efforts to preserve intact the current business organization of the Mercury Business, keep available the services of its present officers, agents and employees and maintain its good relations with its suppliers, customers, prospective customers and others having a business relationship with the Mercury Business or Seller; (d) not cause the Mercury Business to pay any bonuses, award any stock options or implement or award any pay increases to any employees or agents of the Mercury Business other than in the ordinary course of business consistent with past practices and Seller’s current compensation guidelines, policies and procedures; (e) properly and timely record all revenues and expenses of the Mercury Business in accordance with GAAP; (f) cause the Mercury Business to pay or otherwise satisfy in the ordinary course of business all Liabilities and obligations of the Mercury Business; (g) cause the Mercury Business to comply with all Legal Requirements and contractual obligations applicable to the operation of the Mercury Business and the ownership and use of the Purchased Assets; (h) cause the Mercury Business to maintain the Purchased Assets in a state of repair and condition that is consistent with the normal operation of the Mercury Business; (i) not implement operational decisions of a material nature with respect to the Mercury Business; and (j) use commercially reasonable efforts to cause the conditions in Article IX to be satisfied.  The Shareholders shall comply with the requirements of this Section 7.01 unless they have received the prior written waiver and consent of the Chief Executive Officer of Seller, which waiver and consent shall not be unreasonably withheld or delayed.

Section 7.02.        Due Diligence Investigations.  Between the date of this Agreement and the Closing, the Seller Parties and the Buyer Parties shall: (a) furnish one another with books, records, contracts, financial information and data as may be reasonably requested, and (b) otherwise cooperate and assist one another with their due diligence investigations.

Section 7.03.        Consents.  The Parties shall use reasonable commercial efforts to give notice to and obtain consent from any Person (including any Governmental Body) that is required in connection with the consummation of any of the transactions contemplated by this Agreement, including the consents described on Schedule 7.03.

Section 7.04.        No Negotiation.  Until such time as this Agreement shall be terminated pursuant to Section 9.01, Seller shall not (and Seller will not cause or permit any of its officers, directors or agents to) directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to, or consider the merits of any inquiries or proposals from, any Person (other than the Buyer Parties) relating to the sale of the Mercury Business or any of the Purchased Assets.

Section 7.05.        Notification.  Between the date of this Agreement and the Closing, each Party shall promptly notify the other Parties in writing if any of them becomes aware of (a) any fact or condition that causes or constitutes a breach of such Party’s representations and warranties made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or such Party’s discovery of, such fact or condition.  Should any such fact or condition require any change to a disclosure schedule, such Party shall promptly deliver to the other Parties a revised disclosure schedule specifying such change.  Such delivery shall not affect any rights of a Party under Article XI.

Section 7.06.        Non-competition.

(a)           For a period of one year after the Closing Date, Seller shall not, directly or indirectly, run, own, manage, operate or control any Person operating within a 50 mile radius of each of Boston, Massachusetts, Chicago, Illinois, New York City or Providence, Rhode Island that derives thirty-five percent (35%) or more of its gross revenues from a business that is substantially the same as the Mercury Business as it is presently conducted; provided, however, that (i) Seller may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of the securities of any Person if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and (ii) Seller shall be permitted to hire independent contractors to pick up packages from customers of Seller in connection with Seller’s business.  If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 7.06(a) is invalid or unenforceable, then the Parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.  This Section 7.06(a) is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Purchased Assets and to prevent any unfair advantage conferred on Seller.

(b)           The Parties hereby acknowledge and agree that the obligations of the Shareholders not to compete with Seller contained in that certain Employment Agreement dated August 10, 1998, by and between Seller and Andrew R. Cooke and that certain Employment Agreement, dated August 10, 1998, by and between Seller and Peter G. Salisbury shall terminate effective upon the execution of this Agreement; provided, however, that if this Agreement is terminated in accordance with Section 10.01 or if the Closing does not occur for reasons other than because of the bad faith of Seller, the obligations of the Shareholders not to compete with Seller under such Employment Agreements shall be reinstated.

Section 7.07.        Retention of and Access to Records.  After the Closing Date, Buyer shall retain for a period consistent with Buyer’s record retention policies and practices those books and records of Seller purchased by Buyer.  For a period not to exceed seven (7) years after the Closing Date, Buyer shall provide Seller and its Representatives reasonable access thereto, upon receipt of reasonable advance notice and during normal business hours, to enable Seller to prepare financial statements or Tax Returns and to deal with Tax audits.  In the event that Buyer intends to destroy such books and records after the expiration of such seven (7) year period but before the expiration of all applicable statutes of limitations for federal and state Tax matters, Buyer shall give to Seller advance written notice of such intent.  If, within thirty (30) days after Seller receives such notice, Seller notifies Buyer in writing that Seller wishes to assume possession of all or any portion of such books and records, Buyer shall promptly deliver the requested books and records to Seller at Seller’s expense.

Section 7.08.        Further Assurances.  The Parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the another Party may reasonably request for the purpose of carrying out the intent of this Agreement and transactions contemplated hereunder.

Section 7.09.        Payment of Taxes and Other Prorations.

(a)           If any portion of the transactions to be effected pursuant to this Agreement shall be determined to be subject to sales or transfer Taxes, Seller shall promptly pay the same and Buyer shall reimburse Seller for the amount of such sales and transfer Taxes within thirty (30) days of Buyer’s receipt of Seller’s written request for reimbursement.  If any portion of the transactions to be effected pursuant to this Agreement (or the Buyer’s use of the Purchased Assets after the Closing Date) shall be determined to be subject to use Taxes, Buyer shall be liable therefor and shall promptly pay the same.

(b)           Seller shall make all filings with respect to income Taxes for the Mercury Business for the Tax period ending on the Closing Date.  All Liabilities with respect to income Taxes (including interest and penalties) attributable to the operations of the Mercury Business through the Closing Date shall be borne by Seller, and any refunds or credits or rights to refunds or credits with respect thereto (including interest and penalties) shall be the property of Seller.

(c)           All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based upon (i) the number of days of such taxable period included in any Tax period (or portion thereof) ending on or before the close of business on the Closing Date (the “Pre-Closing Tax Period”) and (ii) the number of days of such taxable period included in any Tax period (or portion thereof) beginning after the Closing Date (the “Post-Closing Tax Period”).  Seller shall be liable for all such Taxes relating to the Pre-Closing Tax Period, and Buyer shall be liable for all such Taxes relating to the Post-Closing Tax Period.

(d)           If either Buyer or Seller pays any Taxes to be borne by the other Party under this Section 7.09, the other Party shall promptly reimburse such paying Party for the Taxes paid.  If either Party receives any refunds or credits which are the property of the other Party under this Section 7.09, such Party shall promptly pay the amount of such refunds or credits to the other Party.

(e)           Buyer and Seller agree that 2003 Forms W-2 for the Hired Employees shall be prepared and filed in accordance with the “alternate procedure” under Internal Revenue Service Rev. Proc. 96-60, 1996-2 C.B. 399.  Seller shall provide such information as Buyer shall reasonably request to implement the aforesaid procedure and to administer, without payment of excess taxes, its FICA and FUTA obligations as a successor employer.

(f)            Any rents, prepaid items and other applicable items with respect to the Assumed Contracts shall be prorated as of the Closing Date.  Seller shall assign to Buyer all unused deposits with respect to the Assumed Contracts.

Section 7.10.        Employees and Employee Benefits.

(a)           Employment of Initial Employees.  On or prior to the Closing Date, Buyer will offer to the individuals listed or described on Schedule 7.10(a) (the “Transferred Employees”), which Schedule is intended to list all current employees of the Mercury Business, employment with Buyer effective as of the Closing.  Seller will use its best efforts to assist Buyer in making arrangements for Buyer to hire all Transferred Employees as of the Closing, including terminating the Transferred Employees immediately prior to the Closing and cooperating with Buyer to accomplish the transfer of account balances described in Section 7.10(e) below.  Effective as of the Closing, all Transferred Employees who accept Buyer’s offer of employment will become employees of Buyer (“Hired Employees”).  Buyer will employ the Hired Employees at will, except in those cases in which Buyer and a Hired Employee enter into a mutually agreed upon written contract of employment.  Buyer shall provide Seller with a list of the Hired Employees no less than five business days prior to the Closing to facilitate the “alternate procedure” contemplated by Section 7.09(e) and to facilitate the calculation of the Vacation Time pursuant to Section 7.10(b).

(b)           Credit for Service and Accrued Leave with Company.  For each Hired Employee, Buyer shall credit service with Seller for purposes of eligibility and vesting in any employee benefit plans that it may establish.  Buyer shall credit Hired Employees with service with Seller in calculating any future leave earned after the Closing that is determined, in whole or in part, based upon service with Buyer, and shall perform and discharge all Liabilities of Seller to the Hired Employees with respect to their accrued but unused vacation time (“Vacation Time”) as set forth on a schedule to be delivered by Seller at the Closing (the “Vacation Time Schedule”); provided that Seller shall credit the value of the Vacation Time against payment of the Purchase Price at Closing.

(c)           COBRA.  Seller shall retain the obligation to provide so-called COBRA continuation health coverage and required notices (both under Section 601 et seq. of ERISA and applicable state law) to any Transferred Employee whose “qualifying event” is the termination of employment with Seller in connection with the transactions contemplated in this Agreement; provided that Seller’s obligation to provide coverage pursuant to this Section 7.10(c) shall be reduced by the period of the Health Plan Extension (as defined in Section 7.10(d)).

(d)           Company Plans.

(i)            As of the Closing Date, all Hired Employees shall cease to participate in any employee benefit plan or fringe benefit program maintained by Seller (the “Seller Plans”); provided that all Hired Employees shall continue to participate in Seller’s group health plan (the “Health Plan”) for a period not to exceed ninety (90) days following the Closing Date (such arrangement referred to as the “Health Plan Extension”), and Buyer shall reimburse Seller for the costs of premiums paid by Seller to maintain the Health Plan Extension.

(ii)           Seller shall retain any and all Liabilities (including any Liabilities associated with any severance or retention arrangements) with respect to Seller Plans through and after the Closing Date, except as set forth in Section 7.10(e) with respect to certain amounts to be spun off from Seller’s 401(k) Plan (“401(k) Plan”).

(e)           Transfer of Account Balances in 401(k) Plan.  Buyer agrees to establish effective on or about the Closing a qualified plan which will cover all Hired Employees as of the Closing Date or the date such plan is established, whichever is later (such plan hereinafter referred to as “Buyer’s Plan”).  Buyer’s Plan will recognize service of Hired Employees rendered to Seller and recognized by the 401(k) Plan.  As soon as practicable thereafter, Seller and Buyer will agree in good faith on a valuation date (the “401(k) Valuation Date”).  On a date as further agreed upon by Seller and Buyer after the 401(k) Valuation Date (but in no event more than 30 days following the 401(k) Valuation Date), Seller will (i) cause the vested portion of the account balances of each Hired Employee in the 401(k) Plan to be liquidated into a cash amount (and, if applicable a promissory note evidencing any loan from the 401(k) Plan to a Hired Employee) equal to the value of each Hired Employee’s account balance in the 401(k) Plan as of the close of business on the 401(k) Valuation Date; and (ii) cause the cash amounts (and, if applicable, a promissory note evidencing any loan from the 401(k) Plan to a Hired Employee) as so determined to be spun off and transferred to Buyer’s Plan.

(f)            No Third Party Beneficiaries.  No provision of this Section 7.10 shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller in respect of continued employment (or resumed employment) with Buyer, and no provision of this Section 7.10 shall create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or any plan or arrangement which may be established by Buyer.  No provision of the Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of Buyer or Seller.

Section 7.11.        Confidential Information.

(a)           Each Party shall hold in confidence and cause its respective Representatives to hold in confidence all documents and other information of a confidential nature (“Confidential Information”) which is disclosed by a Party (the (“Disclosing Party”) to another Party (the “Receiving Party”) in connection with the operation of the Mercury Business or the transactions contemplated by this Agreement and shall not disclose or publish or use in any way such Confidential Information (other than as intended by this Agreement, including the disclosure of such Confidential Information to the Receiving Party’s Representatives); provided, that the foregoing restrictions shall not apply to that part of the Confidential Information of a Disclosing Party that a Receiving Party demonstrates (i) was, is or becomes generally available to the public other than as a result of a breach of this Section 7.11 by the Receiving Party or its Representatives; (ii) was or is developed by the Receiving Party independently of and without reference to any Confidential Information of the Disclosing Party; or (iii) was, is or becomes available to the Receiving Party on a non-confidential basis from a third Person not bound by a confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure.

(b)           If a Receiving Party becomes compelled in any Proceeding, is requested by a Governmental Body having regulatory jurisdiction over the transactions contemplated by this Agreement, or is required under applicable Legal Requirements (including federal securities law and the rules and regulations of the SEC or any exchange on which Seller’s securities are quoted or listed for trading) to make any disclosure that is prohibited or otherwise constrained by this Section 7.11, that Receiving Party shall provide the Disclosing Party with prompt written notice of such compulsion or request so that the Disclosing Party may seek an appropriate protective Order or other appropriate remedy or waive compliance with the provisions of this Section 7.11.  The provisions of this Section 7.11(b) do not apply to any Proceedings between the Parties to this Agreement.

(c)           Notwithstanding anything in this Agreement to the contrary, the Parties (and each employee, representative, trustee, or other agent of each) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transaction (such transaction consisting of the transactions contemplated by this Agreement) and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure.  This provision is intended to prevent the Parties from being treated as having participated in a “confidential transaction” within the meaning of Treas. Regs. §1.6011-4(b)(3) on account of the transactions contemplated herein.  For purposes of this provision, the “tax structure” of the transaction includes only those facts that may be relevant to understanding the U.S. federal income tax treatment of the transaction and, to eliminate any doubt, therefore does not include information revealing the identity of the parties hereto.

Section 7.12.        Intentionally Omitted.

Section 7.13.        Pricing of Services.  Seller shall grant Buyer “most favored nation” pricing status for a period of one (1) year following the Closing so long as Buyer ships thirty (30) or more shipments through Seller each month during such one-year period.  Buyer shall grant Seller “most favored nation” pricing status for a period of one (1) year following the Closing so long as Seller maintains call center support for the Mercury Business during late-night and night time hours, weekends and holidays at substantially the same as the level of support currently provided by Seller to the Mercury Business.  Seller shall only be obligated to provide call center support to Buyer during the one-year period following the Closing.

Section 7.14.        Information Technology Services.  At the Closing, Buyer and Seller shall enter into an Information Technology Transition Services Agreement substantially in the form attached hereto as Exhibit H (the “Information Technology Agreement”), pursuant to which Seller shall provide certain information technology functions and consulting services to Buyer.

Section 7.15.        Relationship Building; Shared Sales Representatives.

(a)           Following the Closing, (i) the Buyer Parties and Seller shall cooperate and use reasonable commercial efforts to maintain existing customer relationships and develop new customer relationships which they believe will generate additional business for both Buyer and Seller; (ii) no Buyer Party or Seller Party shall take any action which it reasonably believes will affirmatively harm the business of the other Party; and (iii) no Buyer Party or Seller Party will disparage the business or reputation of the other Party or its shareholders, directors, officers, employees or agents.

(b)           In the event that a sales representative of Seller currently earns commissions from sales generated for the Mercury Business, such sales representative shall remain an employee of Seller following the Closing; provided, however, that for the one (1) year period after the Closing Date, such sales representative may continue to generate business for Buyer only so long as (i) Buyer compensates such sales representative on terms and conditions as may be agreed to by Buyer and the sales representative and (ii) the services provided by the sales representative to Buyer shall not unreasonably interfere or conflict with the sales representative’s employment with Seller, as determined by Seller in its sole discretion.

Section 7.16.        Boston Lease Agreement.  Buyer and Seller acknowledge that (a) Seller is party to the Boston Lease with The Supreme Council of the Royal Arcanum (the “Boston Landlord”) relating to the premises located at 61 Batterymarch Street, Boston, Massachusetts (the “Premises”); (b) the Premises is used in the operation of the Mercury Business and, subject to any required consent of the Boston Landlord, the Boston Lease shall be assigned to Buyer as part of the transactions contemplated by this Agreement; (c) the Boston Lease requires the Boston Landlord to contribute up to $10,000 for renovations, including the installation of new carpeting and painting in the Premises (the “Renovations Payment”); and (d) the Premises contains asbestos floor tiles.  The Parties hereby covenant and agree that employees of Seller engaged in the Mercury Business will negotiate in good faith on behalf of Seller with the Boston Landlord regarding the treatment of the asbestos floor tiles (which may include carpeting over the asbestos floor tiles, sealing the asbestos floor tiles or removing worn asbestos floor tiles).  To the extent that the cost of the renovations to the Premises exceeds the Renovations Payment, and are not paid for by the Boston Landlord, Seller and Buyer shall divide equally the first $10,000 of any additional cost.  Any additional costs above this will be borne by Seller.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER PARTIES

The obligation of the Buyer Parties to purchase the Purchased Assets and to take the other actions required to be taken by the Buyer Parties at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Buyer Parties, in whole or in part):

Section 8.01.        Accuracy of Representations and Warranties.  The representations and warranties of the Seller Parties contained herein shall be true and correct in all material respects as of the date of this Agreement, and shall be true and correct in all material respects as of the time of Closing as if then made, without giving effect to any supplement to the disclosure schedules.

Section 8.02.        Seller Parties’ Performance.  Each of the covenants and obligations that the Seller Parties are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects.

Section 8.03.        Additional Documents.  The Seller Parties shall have delivered to Buyer the documents and instruments required by Section 3.03 and such other documents as Buyer may reasonably request for the purposes of evidencing the satisfaction of any condition referred to in this Article VIII.

Section 8.04.        No Proceedings.  Since the date of this Agreement, there shall not have been commenced or threatened against any Buyer Party or Seller Party any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated by this Agreement or (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the transactions contemplated by this Agreement.

Section 8.05.        No Material Adverse Change.  No event has occurred and no circumstance exists that has resulted in a Seller Material Adverse Effect and no event shall have occurred nor shall any circumstance exist that could reasonably be expected to result in a Seller Material Adverse Effect.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER PARTIES

The Seller Parties’ obligation to sell the Purchased Assets and to take the other actions required to be taken by the Seller Parties at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Seller Parties in whole or in part):

Section 9.01.        Accuracy of Representations and Warranties.  The representations and warranties of the Buyer Parties contained herein shall be true and correct in all material respects as of the date of this Agreement, and shall be true and correct in all material respects as of the time of Closing as if then made.

Section 9.02.        Buyer Parties’ Performance.  Each of the covenants and obligations that the Buyer Parties are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects.

Section 9.03.        Additional Documents.  The Buyer Parties shall have delivered to Seller the documents and instruments required by Section 3.04 and such other documents as Seller may reasonably request for the purposes of evidencing the satisfaction of any condition referred to in this Article IX.

Section 9.04.        No Injunction.  There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the consummation of the transactions contemplated by this Agreement and has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

Section 9.05.        Board Approval.  The Board of Directors of each Seller Party shall have approved and authorized the consummation of the transactions contemplated by this Agreement.

Section 9.06.        No Material Adverse Change.  No event has occurred and no circumstance exists that has resulted in a Buyer Material Adverse Effect and no event shall have occurred nor shall any circumstance exist that reasonably could be expected to result in a Buyer Material Adverse Effect.

ARTICLE X

TERMINATION

Section 10.01.      Termination.        By notice given prior to or at the Closing, this Agreement may be terminated as follows:

(a)           by mutual written consent of the Buyer Parties and the Seller Parties at any time prior to the Closing;

(b)           by the Buyer Parties or the Seller Parties, by written notice from one Party to the other, if the Closing has not occurred on or before 5:00 p.m. local time in Columbus, Ohio on August 8, 2003, or such later date as the Parties may agree upon; provided, that if the Closing shall not have occurred as of such date as a result of the willful act or omission of one of the Parties, such Party may not terminate this Agreement pursuant to this Section 10.01(b).

(c)           by the Buyer Parties in the event of any material breach of any provision of this Agreement by the Seller Parties and the failure of the Seller Parties to cure such breach within fifteen (15) days after receipt of written notice from Buyer requesting that such breach be cured; and

(d)           by the Seller Parties in the event of any material breach of any provision of this Agreement by the Buyer Parties and the failure of the Buyer Parties to cure such breach within fifteen (15) days after receipt of written notice from the Seller Parties requesting that such breach be cured.

Section 10.02.      Effect of Termination.  Each Party’s right of termination under Section 10.01 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination shall not be an election of remedies.  If this Agreement is terminated pursuant to Section 10.01, all obligations of the parties under this Agreement shall terminate, except that the obligations of the Parties in this Section 10.02, Section 7.11, Section 12.01, Section 12.02 and Section 12.08 shall survive.

ARTICLE XI

INDEMNIFICATION; REMEDIES

Section 11.01.      Definitions.  For the purposes of Article XI the capitalized terms set forth herein shall have the meanings below:

“Direct Claims” means any claim by an Indemnified Person for indemnification under this Article XI other than indemnification for a Third Party Claim.

“Losses”  means any loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) whether or not involving a Third Party Claim.

“Third-Party Claim” means any claim against any Indemnified Person by a Person that is not a Party or an affiliate of a Party, whether or not involving a Proceeding.

Section 11.02       Survival.  All representations, warranties, covenants and obligations in this Agreement and any other agreement, certificate or document delivered pursuant to this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and thereby; provided, however, that if the Closing occurs: (a) the Seller Parties shall have liability with respect to any breach of a covenant or obligation (other than those in Sections 7.06, 7.08, 7.09, 7.10, 7.11, 7.13, 7.15 and 7.16, as to which a claim may be made at anytime) or a representation or warranty (other than those in Section 4.05, as to which a claim may be made within 90 days following the expiration of the applicable statute of limitations) only if Buyer notifies Seller of the claim on or before the day 6 months after the Closing Date and (b) the Buyer Parties shall have liability with respect to any breach of a covenant or obligation (other than those in Sections 7.06(b), 7.07, 7.08, 7.09, 7.10, 7.11, 7.13, 7.15 and 7.16, as to which a claim may be made at any time) or a representation or warranty (other than those in Section 6.03, as to which a claim may be made at anytime) only if Seller notifies Buyer of the claim on or before the day 6 months  after the Closing Date.

Section 11.03.      Indemnification by Seller Parties.  Seller Parties will indemnify and hold harmless each of the Buyer Parties, and Buyer’s shareholders, directors, officers, employees, agents and affiliates and will reimburse such Persons for any Losses, arising (directly or indirectly) from or in connection with:

(a)           any breach of any representation or warranty made by the Seller Parties in this Agreement, or any other Seller Closing Documents;

(b)           any breach of any covenant or obligation of the Seller Parties in this Agreement or in any other Seller Closing Documents; or

(c)           any Excluded Liabilities, including without limitation any Liability arising out of the ownership or operation of the Mercury Business and/or the Purchased Assets through the Closing Date.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL THE SELLER PARTIES BE LIABLE FOR ANY LOSSES WHATSOEVER ARISING OUT OF THE USE OR PERFORMANCE OF THE MERCURY SOFTWARE, WHETHER ANY CLAIM FOR SUCH RECOVERY IS BASED UPON THEORIES OF CONTRACT, NEGLIGENCE OR TORT (INCLUDING STRICT LIABILITY).  THE BUYER PARTIES HEREBY WAIVE FOR THEMSELVES AND THEIR SUCCESSORS AND ASSIGNS, ANY AND ALL CLAIMS FOR LOSSES ARISING OUT OF THE USE OR PERFORMANCE OF THE MERCURY SOFTWARE, INCLUDING DIRECT, INDIRECT, SPECIAL, INCIDENTAL AND CONSEQUENTIAL DAMAGES.

Section 11.04.      Indemnification by Buyer.  Buyer shall indemnify and hold harmless Seller and its shareholders, directors, officers, employees, agents and affiliates (collectively, the “Seller Indemnified Parties”), and will reimburse such Seller Indemnified Parties for any Losses arising (directly or indirectly) from or in connection with:

(a)           any breach of any representation or warranty made by Buyer in this Agreement or in any other Buyer Closing Documents;

(b)           any breach of any covenant or obligation of Buyer in this Agreement or in any other Buyer Closing Documents;

(c)           any Assumed Contract, solely to the extent that Buyer has assumed the Assumed Contracts in accordance with Section 2.02;

(d)           any Liability associated with the Vacation Time, solely to the extent that Buyer has agreed to perform and discharge the same in accordance with Section 2.02 and 7.10(b); or

(e)           any Liability arising out of the ownership or operation of the Mercury Business following the Closing.

Section 11.05.      Indemnification by Shareholders.  Each Shareholder, acting in his own individual capacity, shall indemnify and hold harmless the Seller Indemnified Parties, and will reimburse such Seller Indemnified Parties for any Losses arising (directly or indirectly) from or in connection with:

(a)           any breach of any representation or warranty made by such Shareholder in this Agreement or in any other Buyer Closing Documents; or

(b)           any breach of any covenant or obligation of such Shareholder in this Agreement or in any other Buyer Closing Documents, provided, however, that the respective liability of each Shareholder solely with respect to the covenants and obligations of the Shareholders in the Guaranty and in Sections 2.01, 2.06, 7.01, 7.02, 7.03, 7.05, 7.08, and 7.16 of this Agreement shall be as follows: Peter G. Salisbury: 51%, Andrew R. Cooke: 39%, and Christopher F. Valente: 10%.

Section 11.06.      Third-Party Claims.

(a)           Promptly after receipt by a Person entitled to indemnity under Sections 11.03, 11.04 or 11.05 (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim; provided, that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give such notice.

(b)           If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 11.06(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person.  After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article XI for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation.

(c)           If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification; (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s consent (which consent shall not be unreasonably withheld or delayed) unless (A) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (iii) the Indemnified Person shall have no Liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent.

(d)           If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within thirty (30) days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnified Person may proceed with the defense of such Third-Party Claim in its sole discretion. No such Third-Party Claim may be settled by an Indemnified Person without the consent of the Indemnifying Person (which consent shall not be unreasonably withheld or delayed).

Section 11.07.      Direct Claims.  Any Direct Claim will be asserted by the Indemnified Person giving the Indemnifying Person written notice thereof, and the Indemnifying Person will have a period of thirty (30) calendar days within which to respond to in writing to such Direct Claim.  If the Indemnifying

Person does not respond with such thirty (30) calendar day period, the Indemnifying Person will be deemed to have rejected such claim, in which event the Indemnified Person will be free to pursue such remedies as may be available to the Indemnified Person under this Agreement, at law or in equity.

Section 11.08.      Limitations on Liability.

(a)           Notwithstanding any other provision of this Agreement, the obligation of Seller to indemnify the Buyer Parties for their Losses pursuant to Section 11.03 shall in no event exceed the Purchase Price in the aggregate.  Furthermore, no indemnification shall be payable by Seller to the Indemnified Persons pursuant to Section 11.03 until the total of all Losses incurred by the Buyer Parties exceed Ten Thousand Dollars ($10,000) in the aggregate, whereupon the amount of such Losses in excess of Ten Thousand Dollars ($10,000) shall be recoverable in accordance with the terms hereof.

(b)           Notwithstanding any other provision of this Agreement, the total obligation of the Buyer Parties to indemnify the Seller Indemnified Parties for their Losses pursuant to Sections 11.04 and 11.05 shall in no event exceed the Purchase Price in the aggregate.  Furthermore, no indemnification shall be payable by the Buyer Parties to the Seller Indemnified Parties pursuant to Sections 11.04 or 11.05 until the total of all Losses incurred by Seller exceed Ten Thousand Dollars ($10,000) in the aggregate, whereupon the amount of such Losses in excess of Ten Thousand Dollars ($10,000) shall be recoverable in accordance with the terms hereof.

(c)           The amount of Losses otherwise recoverable by an Indemnified Person under this Article XI shall be reduced to the extent to which any Tax liabilities of the Indemnified Person are decreased by reason of any Loss in respect of which such Indemnified Person shall be entitled to indemnification under this Agreement.

(d)           No Losses shall be recoverable by an Indemnified Person with respect to any matter which is covered by insurance or another source of indemnification, to the extent proceeds of such insurance or other third party indemnitor are paid net of any costs incurred in connection with the collection thereof, the Indemnified Person hereby agreeing to seek all reasonable remedies against all applicable insurers or indemnitors prior to asserting claims hereunder.

ARTICLE XII

MISCELLANEOUS

Section 12.01.      Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its respective expenses and costs incident to the preparation, negotiation, execution and performance of this Agreement.

Section 12.02.      Announcements.  Except as and to the extent required by applicable Legal Requirements, without the prior written consent of the other Parties, neither the Buyer Parties nor the Seller Parties shall, and each shall direct its Representatives not to, make, directly or indirectly, any public comment, statement or communication with respect to this Agreement or any of the terms, conditions or other aspects of the transactions proposed in this Agreement.  Notwithstanding the preceding sentence, each Party may make disclosures as may be required by judicial process and Seller, in its sole and absolute discretion, may make any disclosures required by applicable securities laws, rules or regulations, the SEC, or by any exchange on which Seller’s securities are quoted or listed for trading.  The Parties agree to cooperate and to consult with each other in advance concerning the form and content of any press release or other public disclosure relating to the subject matter hereof.

Section 12.03.      Entire Agreement; Amendments.  This Agreement and the instruments delivered pursuant hereto constitute the entire agreement between the Parties and supersede all prior written agreements and understandings, oral or written, between the parties relating to the subject matter hereof.  This Agreement may only be amended, supplemented or modified by written instrument executed by the Parties.

Section 12.04.      Waiver; Remedies Cumulative.  The rights and remedies of the Parties are cumulative and not alternative.  Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable law, with respect to the Buyer Parties, on the one hand, and Seller, on the other hand: (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 12.05.      Severability.  If any provision of this Agreement is determined to be illegal or unenforceable, such provision shall be deemed amended to the extent necessary to conform to applicable law or, if it cannot be so amended without materially altering the intention of the Parties, it shall be deemed stricken and the remainder of the Agreement shall remain in full force and effect.

Section 12.06.        Notices.  Any notice, request, information or other document to be given hereunder to any Party by any other Party shall be in writing and shall be deemed received when actually received by the Party to be notified if personally delivered, when receipt is acknowledged if telecopied, or upon the expiration of the third business day after being deposited in the United States mail, certified or registered mail, postage prepaid, addressed as follows:

If to the Seller Parties:

Airnet Systems, Inc.

3939 International Gateway

Columbus, Ohio 43219

Attention: William R. Sumser, Chief Financial Officer

Phone: (614) 236-3850

Fax: (614) 237-7876

With a copy to:

Mary L. Garceau, Esq.

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, Ohio 43215

Phone: (614) 464-6349

Fax: (614) 719-4727

If to the Buyer Parties:

Mercury Business Services, Inc.

61 Batterymarch Street

Boston, Massachusetts 02110

Attention: Andrew R. Cooke

Phone: (617) 723-5205

Fax: (617) 723-5214

With a copy to:

Robert L. Nutt, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts  02110-2624

Phone: (617) 951-7000

Fax: (617) 951-7050

Any Party may change the address to which notices hereunder are to be sent by giving written notice of such change of address as provided above.  All notices shall be deemed made upon actual receipt or upon mailing as provided for above, whichever shall occur earlier.

Section 12.07.      Assignment; Binding Effect; No Third Party Beneficiaries.  No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties.  Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties, their respective successors and assigns.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 12.07.

Section 12.08.      Governing Law and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Ohio without regard to principles of conflicts of laws.  This Agreement shall be subject to the exclusive jurisdiction of the state and federal courts of the State of Ohio and all Parties hereby irrevocably submit to the jurisdiction of such courts with respect to any claim arising out of or in connection with this Agreement.

Section 12.09.      Execution.   This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same Agreement.

Section 12.10.      Interpretation.  The section and article headings contained in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.  This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

[The remainder of this page is left intentionally blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement or caused this Agreement to be signed by their duly authorized representatives as of the date first above written.

SELLER:

AIRNET SYSTEMS, INC.

By:	/s/ William R. Sumser
Print Name:	William R. Sumser
Title:	CFO

AIRNET MANAGEMENT:

AIRNET MANAGEMENT, INC.

By:	/s/ William R. Sumser
Print Name:	William R. Sumser
Title:	Treasurer

BUYER:

MERCURY BUSINESS SERVICES, INC.

By:	/s/ Andrew R. Cooke
Print Name:	Andrew R. Cooke
Title:	Secretary

SHAREHOLDERS:

/s/ Andrew R. Cooke
Andrew R. Cooke

/s/ P.G. Salisbury
Peter G. Salisbury

/s/ Christopher F. Valente
Christopher F. Valente